                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




For Fiscal Year Ended                              Commission File No. 333-19241
December 31, 2000



          Burlington Northern Santa Fe Investment and Retirement Plan
                           (Full Title of the Plan)





















                    BURLINGTON NORTHERN SANTA FE CORPORTATION
                       2650 Lou Menk Drive, Second Floor
                         Fort Worth, Texas 76131-2830
(Name of issuer of securities held pursuant to the plan and the address of its principal executive office)

                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               Burlington Northern Santa Fe
                               Investment and Retirement Plan




                               By:  /s/  Jeffrey R. Moreland
                                   ------------------------------------------
                                   Jeffrey R. Moreland
                                   Executive Vice President-Law and Chief of
                                   Staff
                                   (Chairman, Employee Benefits Committee)





Date:    June 29, 2001

                                   EXHIBITS


   Exhibit No.                                                        Page No.
   -----------                                                        --------
       23          Consent of PricewaterhouseCoopers LLP                  4

       99          Report of Independent Accountants and Financial        5
                   Statements 5 required by Form 11-K related to Burlington Northern Sata Fe Investment and
                   Retirement Plan (Commission File Number 333-19241)